Exhibit n.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Selected Consolidated Financial and Other Data”, “Senior Securities” and "Independent Registered Public Accounting Firm" and to the inclusion of our reports (a) dated March 4, 2015 with respect to the consolidated statement of assets and liabilities, including the consolidated schedule of investments, of Capitala Finance Corp. as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in net assets, and cash flows, and the consolidated financial highlights for each of the two years in the period then ended, and (b) dated April 7, 2015 with respect to the Senior Securities table of Capitala Finance Corp. as of December 31, 2014.

/s/ Ernst & Young LLP

Charlotte, North Carolina

July 27, 2015